SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-7182
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, N.Y. 10080
Financial Statements and Exhibits
(a) Financial Statements as of December 31, 2008 and 2007 and for the year ended December 31, 2008, and Supplemental Schedule as of December 31, 2008, and Report of Independent Registered Public Accounting Firm.
The financial statements required to be filed hereunder appear commencing at page 2 hereof.
(b) Exhibits
(23.1) Consent of Independent Registered Public Accounting Firm (following financial statements)

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements as of December 31, 2008 and 2007 and for the Year Ended December 31, 2008	4-12

SUPPLEMENTAL SCHEDULE-

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2008	13-15

EX-23.1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants
of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan
New York, New York
We have audited the accompanying statements of assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
As discussed in Note 10 to the financial statements, on January 1, 2009, Merrill Lynch & Co., Inc. was acquired by Bank of America Corporation. Other than the conversion of Merrill Lynch & Co., Inc. common stock to Bank of America common stock, the impact of the transaction on the Plan has not yet been finalized.
/s/ DELOITTE & TOUCHE LLP
New York, New York
June 26, 2009

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments, at fair value:
Common stock	$276,904,244	$970,276,533
Registered investment companies	2,582,372,510	3,700,874,886
Common collective trusts	461,413,456	600,164,986
Participant loans	100,891,287	110,407,954
Cash and cash equivalents	13,240,319	—

Total investments	3,434,821,816	5,381,724,359

Cash	—	7,901,528

Receivables:
Net receivable for pending transactions	383,872	1,166,963
Employee contributions receivable	6,400,169	—
Employer contribution receivable	1,113,311	—
Accrued income	3,815,685	3,785,857

Total receivables	11,713,037	4,952,820

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	3,446,534,853	5,394,578,707

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	35,371,807	2,142,586

ASSETS AVAILABLE FOR BENEFITS	$3,481,906,660	$5,396,721,293

See notes to financial statements.

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

Investment income (loss):
Net depreciation in fair value of investments	$(2,117,551,974)
Dividend income	167,839,674
Interest income	7,667,368

Net investment loss	(1,942,044,932)

Contributions:
Contributions to the Plan by the participants	406,586,709
Contributions to the Plan by the Company	92,972,965
Rollovers from other qualified plans	24,299,945

Total contributions	523,859,619

Disbursements of benefits to beneficiaries or participants	496,629,320

NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(1,914,814,633)

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,396,721,293

End of year	$3,481,906,660

See notes to financial statements.

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007
AND FOR THE YEAR ENDED DECEMBER 31, 2008
1.	DESCRIPTION OF THE PLAN

The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (“the Plan”) is provided for general information purposes only. The Plan includes the Savings and Investment Plan (“SIP”), Vocon and Deferred Profit Sharing Accounts. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan document.

SIP Account

General – The Plan was adopted April 23, 1987 and commenced activities on October 1, 1987. The purpose of the Plan is to encourage employees to save for retirement. The Plan designated the portion of the Plan invested in Merrill Lynch & Co., Inc. (the “Company”) common stock an Employee Stock Ownership Plan (“ESOP”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility for Pre-tax Contributions – Employees are eligible to participate in the Plan at commencement of employment. Each participant may elect to make contributions to the Plan on a pre-tax basis through payroll deductions from 1% through 25% of such participant’s eligible compensation (as defined in the Plan document) for each pay period up to an annual maximum of $15,500 for 2008. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan, can make an additional catch up contribution to the Plan through payroll deductions from 1% to 25% of eligible compensation to an annual maximum of $5,000. A participant can elect to change the rate at which his/her contribution is determined at any time during the year.

After Tax Contributions – Employees may elect to contribute up to 25% of eligible compensation in after-tax dollars up to an annual maximum of $10,000.

Roth 401(k) Contributions – Employees are eligible to contribute on an after-tax basis through payroll deductions from 1% to 25% of eligible compensation as Roth 401(k) deductions. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan can make an additional Roth catch up contribution to the Plan through payroll deductions from 1% to 25% of eligible compensation to an annual maximum of $5,000. Provided requirements are met, withdrawals of contributions and any earnings are tax free. A participant’s combined pre-tax and Roth 401(k) contributions cannot exceed the maximum annual amount allowed by law.

Eligibility for Company Contributions – For employees with at least one year of service, the Company matches 100% of the first 4% of each participant’s eligible compensation contributed to the Plan, up to a maximum of $3,000 annually for employees with eligible compensation of less than $300,000, and $2,000 for all others.

Participant Accounts – Individual notional accounts are maintained for each Plan participant. Each participant’s notional account is credited with employee contributions, Company matching contributions and investment earnings, and charged with the allocation of investment losses and withdrawals.

Vesting – Participants are always 100% vested in contributions to the Plan made from their eligible compensation and in amounts rolled over from a former employer’s qualified retirement plan or transfer from another plan, and in each case, the earnings thereon. Participants become vested in Company contributions and earnings thereon based on completed Years of Service: 1 Year of Service - 20% vested; 2 Years of Service — 40% vested; 3 Years of Service — 60% vested; 4 Years of Service — 80% vested; and 5 Years of Service — 100% vested. Participants become 100% vested in Company contributions when they attain age 65 or terminate employment as a result of death. Participants are 100% vested in the dividends paid on Company common stock held in their notional account regardless of their years of service.

Investment Options – Participants direct the investment of their contributions and Company contributions into the various investment options offered by the Plan (see Note 4).

Forfeitures— At December 31, 2008 and 2007, forfeited nonvested accounts totaled approximately $32,000 and $123,000, respectively. These accounts will be used to reduce future Company contributions. During the year ended December 31, 2008, Company contributions were reduced by approximately $2,300,000.

Participant Loans – Generally, active participants in the Plan are eligible for loans from the Plan. A maximum of 2 outstanding loans is permitted at any time. Interest rates on loans are generally calculated based on the prime rate as published in the Wall Street Journal on the last business day of the month prior to the month the loan was obtained. Interest rates on the loans are fixed. General purpose loans have a term of 1 to 5 years and principal residence loans have a term of 1 to 15 years. The maximum loan amount that may be obtained is the lesser of 50% of the participant’s vested account balance reduced by any outstanding loan balance, or $50,000 reduced by the highest outstanding loan balance over the past 12 months.

Payment of Benefits – Distributions of account balances may occur upon a participant’s retirement, death or other termination of employment. A participant, or a beneficiary, may receive distributions under one of several options. The options are as follows: lump-sum distribution of cash and/or securities, transfer to an individual retirement account or other brokerage account, or the purchase of an annuity. All amounts allocated to participants who elected to withdraw from the Plan during the years ended December 31, 2008 and 2007 were paid prior to year end.

Withdrawals – Withdrawals are permitted under certain circumstances. There are two types of withdrawals: hardship and non-hardship. A hardship withdrawal is available under limited circumstances, which the participant must document, and is paid in cash. A non-hardship withdrawal is available under all circumstances. Before age 70 1/2, a non-hardship withdrawal is paid in cash. After age 70 1/2 other payment options are available for a non-hardship withdrawal. The payment options are as follows: lump-sum distributions of cash and/or securities, and transfer to an individual retirement account or other brokerage account. Active participants who are at least age 59 1/2 may elect to withdraw all, but not less than all, of their vested account balances held in Company common stock.

Vocon and Deferred Profit Sharing (“DPS”) Accounts

General – The Vocon Accounts were established under the Pension Plan for Employees of Merrill Lynch & Co., Inc. and Affiliates. These accounts represent the contributory portion of the former pension plan. These after-tax employee contributions were suspended as of December 1986. The Deferred Profit Sharing Accounts were originally established as the Deferred Profit Sharing Plan for Employees of Merrill Lynch, Pierce, Fenner and Smith, Inc. and Affiliates (“MLPF&S”). The purpose of this account was to enable employees to participate in the profits of MLPF&S. Company contributions were suspended as of December 1973.

Participant Accounts – Participants can direct the investment of their notional accounts among any of the investment options offered by the Plan. Each participant’s account is credited with investment earnings, and charged with the allocation of investment losses and withdrawals.

Vesting – Participants are 100% vested in the Vocon and Deferred Profit Sharing Accounts.

Payment of Benefits – Distributions from the Plan are allowed due to death, retirement, in-service withdrawal, or termination. All amounts allocated to participants who elected to withdraw from the Plan during the years ended December 31, 2008 and 2007 were paid prior to year end.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition – Investments are carried at fair value. Fair value is determined based upon the quoted market price on the last trading day of the period, except for the common collective trust funds (common collective trust funds are maintained by Merrill Lynch Bank USA, an affiliate of the Company, and sub-advised by Merrill Lynch Investment Managers L.P., also an affiliate of the Company) for which fair value is estimated by Plan management with the assistance of State Street Bank and Trust Company, the pricing administrator for the funds, in the absence of readily determinable fair values. The fair value of these funds is based on the market value of the underlying investments, except for the Merrill Lynch Retirement Preservation Trust.

Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Merrill Lynch Retirement Preservation Trust is a common collective trust fund with underlying investments in investment contracts that are valued based on the underlying investments and then adjusted by the issuers to contract values. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate, and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value of the Merrill Lynch Retirement Preservation Trust was $219,101,623 and $235,922,526 at December 31, 2008 and 2007 respectively. The Merrill Lynch Retirement Preservation Trust maintains a net asset value of $1. The common collective funds accounted for approximately 13% and 11%, respectively of the total investments as of December 31, 2008 and 2007. As of December 31, 2008 and 2007, approximately 48% and 40%, respectively of the common collective trust investments were invested in Merrill Lynch Retirement Preservation Trust, while 32%

and 38% of the common collective trust investments were invested in Merrill Lynch Equity Index Trust III, respectively.

Shares of registered investment companies are valued at the quoted market prices, which represent the net asset value of shares held by the Plan at year-end except for the Merrill Lynch Premier Institutional Portfolio which is valued pursuant to the amortized cost method. The amortized cost method approximates fair value by valuing each portfolio investment at its acquisition cost as adjusted for amortization of premium or accretion of discount in a straight-line basis over the instrument’s remaining life. Participant loans are valued at estimated fair value, which consists of the outstanding principal balance. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in assets available for benefits is presented on a contract value basis and was not affected by the FSP.

New Accounting Pronouncements— The financial statements reflect the prospective adoption of FASB Statement No. 157, Fair Value Measurements (“FAS 157”) as of the beginning of the year ended December 31, 2008 (see Note 3). FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and expands disclosure about fair value measurements. The effect of the adoption of FAS 157 had no impact on the statements of assets available for benefits or changes therein.

In October 2008, the Financial Accounting Standards Board (“FASB”) issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP FAS 157-3). FSP FAS 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. The FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP FAS 157-3 did not have a material impact on the Plan’s financial statements.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). FSP FAS 157-4 provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The FSP FAS 157-4 is effective for periods ending after June 15, 2009. The adoption of FSP FAS 157-4 is not expected to have a material impact on the Plan’s financial statements.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates. Estimates that are particularly susceptible to changes relate to the determination of the fair value of investments.

Risk and Uncertainties – The Plan invests in various securities including the Company’s common stock, common collective trusts, and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted the provisions of FAS 157 which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks are valued at the closing price reported on the active market on which the securities are traded.

Registered Investment Companies are valued at quoted market prices, which represents the net asset value (NAV) of shares held by the Plan at year end, except for the Merrill Lynch Premier Institutional Portfolio which is valued pursuant to the amortized cost method. The amortized cost method approximates fair value by valuing each portfolio investment at its acquisition cost as adjusted for amortization of premium or accretion of discount on a straight-line basis over the instrument’s remaining life.

Common collective trusts are valued based on the closing market price reported on the active market on which the underlying investments are traded.

Participant loans, cash and cash equivalents are valued at cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$13,240,319	$—	$—	$13,240,319
Registered investment companies	2,194,950,533	387,421,977	—	2,582,372,510
Common collective trusts	—	461,413,456	—	461,413,456
Common stock	276,904,244	—	—	276,904,244
Participant loans	—	—	100,891,287	100,891,287

Total investments, at fair value	$2,485,095,096	$848,835,433	$100,891,287	$3,434,821,816

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2008.

Participant Loans
Balance, beginning of year	$110,407,954
Realized gains (losses)	—
Unrealized gains (losses) relating to instruments held at reporting date	—
Purchases, sales, issuances and settlements (net)	(9,516,667)

Balance, end of year	$100,891,287

4.	INVESTMENTS

The Investment Committee consists of a group of senior executives, excluding any directors or executive officers. The Investment Committee has the authority to designate investment funds for the investment of accounts and to establish rules and procedures with respect to investment funds. All contributions to the Plan may be allocated among any of the available investments selected by the participant from among the investment options designated by the Investment Committee.

During 2008, the BlackRock Global Technology Fund merged into the BlackRock Science and Technology Opportunities Fund. Prior to the fund merger, the BlackRock Global Technology Fund was offered as a plan investment option. Participants who had Plan accounts invested in the BlackRock Global Technology Fund were subsequently invested in the BlackRock Science and Technology Opportunities Fund due to the merger. The Investment Committee determined that the BlackRock Science and Technology Fund did not fit within the investment policy of the Plan, and therefore the BlackRock Science and Technology Fund ceased to be offered as an investment option. The Eaton Vance Large Cap Value Trust and the Columbia Mid Cap Value Fund replaced the Hotchkis & Wiley Large Cap Value Fund and Hotchkis & Wiley Mid Cap Value Fund respectively. Both Hotchkis & Wiley funds were closed to new investments; however existing balances in the Hotchkis & Wiley funds may remain invested or can be sold at any time. Accordingly, at December 31, 2008 there were 33 investment options in the Plan.

During the year ended December 31, 2008, the Plan’s investments (including investments bought, sold and held during each year) depreciated in value as follows:

Common stock	$(837,069,341)
Registered investment companies	(1,153,239,588)
Common collective trusts	(127,243,045)

Net depreciation in fair value of investments	$(2,117,551,974)

The values of individual investments that represent 5% or more of the Plan’s assets available for benefits at December 31, 2008 and 2007 are as follows:

	2008	2007
Merrill Lynch & Co., Inc. Common Stock	$276,904,244	$970,276,533
BlackRock:
Registered investment companies:
Basic Value Fund Class I	239,215,211	419,980,388
Premier Institutional Fund	387,421,977	382,671,416
Global Allocation Fund Class I	530,384,530	626,221,892

Common Collective Trust-
Merrill Lynch Retirement Preservation Trust*	219,101,623	238,065,112

*	Does not represent 5% or more of Plan assets as of December 31, 2007.
5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Merrill Lynch Trust Company, FSB, a federally chartered savings bank affiliated with the Company, is the trustee of the Plan (the “Trustee”). Additionally, certain mutual funds offered as investment options under the Plan are managed by Merrill Lynch Investment Managers, L.P., an affiliate of the Company. Consequently, parties-in-interest may nominally participate in certain transactions involving Plan assets.

The Retirement Group, a division of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of the Company; and Merrill Lynch Trust Company, FSB perform administrative services for the Plan. Employees of these affiliates may also be participants in the Plan. Certain other administrative functions are performed by employees of the Company who may also be participants in the Plan. No such employee receives compensation from the Plan. Fees paid by the Plan for investment management services are depicted in the mutual fund prospectus in the designated investment options and were included as a reduction of the return earned on such fund.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Internal Revenue Code (“IRC”)’s and ERISA’s rules on prohibited transactions.

At December 31, 2008 and 2007, the Plan held 23,789,024 and 18,075,196 units, respectively, of common stock of Merrill Lynch & Co., Inc., the sponsoring employer, with a cost basis of $924,344,640 and $860,842,041. During the year ended December 31, 2008 the Plan recorded dividend income of $28,079,418 for the common stock of Merrill Lynch & Co., Inc.

6.	ADMINISTRATIVE EXPENSES

Plan expenses, including expenses of the Investment Committee and the Trustee, to the extent not paid by the Plan, are paid by the Company.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, participant notional account balances become fully vested, no further allocations shall be made, and no eligible employee shall become a participant after the date of termination.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 22, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007.

Statements of assets available for benefits:	2008	2007
Assets available for benefits per the financial statements	$3,481,906,660	$5,396,721,293
Adjustment from contract value to fair value	(35,371,807)	(2,142,586)

Assets available for benefits per the Form 5500, at fair value	$3,446,534,853	$5,394,578,707

The following is a reconciliation of changes in assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2008:

Statement of changes in assets available for benefits:
Net decrease in assets per the financial statements	$(1,914,814,633)
Adjustment from contract value to fair value	(33,229,221)

Decrease in assets available for benefits per the Form 5500	$(1,948,043,854)

10.	SUBSEQUENT EVENTS

On January 1, 2009, Merrill Lynch was acquired by Bank of America Corporation (“Bank of America”). Under the terms of the transaction, all shares of Merrill Lynch common stock held in the Plan by Plan participants were automatically converted to Bank of America common stock with one share of Merrill Lynch common stock converted to 0.8595 of a share of Bank of America common stock.

Effective with the Bank of America acquisition, the Bank of America Corporation Corporate Benefits Committee became the Plan’s administrator and investment committee.

Other than the conversion of the Merrill Lynch common stock to Bank of America common stock, the impact of the transaction on the Plan has not yet been finalized.
******

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a) (b) (c)		(e)
Description of Investment, Including	Number of	Current
Maturity Date and Rate of Interest	Shares	Value
COMMON STOCK:
*Merrill Lynch & Co., Inc.	23,789,024	$276,904,244

COMMON / COLLECTIVE TRUSTS:
*Merrill Lynch:
Core Bond Enhanced Index Tier3	1,619,550	29,864,497
Equity Index Trust III	1,973,050	147,169,785
International Index Tier3	3,535,122	49,244,251
Small Cap Index Tier3	1,226,725	16,033,300
Retirement Preservation Trust	254,473,430	219,101,623

Total Common / Collective Trusts		461,413,456

REGISTERED INVESTMENT COMPANIES:
*BlackRock:
Balanced Capital Fund Class I	5,085,485	86,809,238
Basic Value Fund Class I	13,252,920	239,215,211
Emerging Markets Fund Class I	482,254	4,962,390
Equity Dividend Fund Class I	5,984,259	78,814,426
Euro Fund Class I	1,120,641	11,240,033
Focus Growth Fund Class I	1,527,256	2,565,790
Focus Value Fund Class I	1,300,041	9,841,310
Fundamental Growth Fund Class I	7,356,851	107,557,168
Global Allocation Fund Class I	35,311,886	530,384,530
Global Dynamic Equity Class I	5,537,298	49,337,328
Global Growth Fund Class I	888,836	9,315,000
Global Financial Service Fund Class I	87,311	497,673
Global Small Cap Fund Class I	4,106,093	60,318,507
Healthcare Fund Class I	2,993,874	14,879,554
High Income Fund Class I	2,784,454	8,492,586
International Fund Class I	208,677	1,729,934
International Value Fund Class I	3,622,465	59,263,523
Large Cap Core Fund Class I	6,675,873	55,810,317
Large Cap Growth Fund Class I	6,151,960	44,232,590
Large Cap Value Fund Class I	3,745,555	45,096,483
Latin America Fund Class I	66,015	1,975,832

		(Continued)

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a) (b) (c)		(e)
Description of Investment, Including	Number of	Current
Maturity Date and Rate of Interest	Shares	Value
REGISTERED INVESTMENT COMPANIES (continued):
Mid-Cap Value Opportunities Portfolio I	354,233	3,556,502
Natural Resources Trust I	145,606	5,305,899
Pacific Fund Class I	1,106,684	16,279,323
Premier Institutional Fund	387,421,977	387,421,977
Short-Term Bond Fund	162,916	1,449,952
Small Cap Growth Inst.	483,856	7,006,235
Small Cap Growth II	2,031,262	17,306,351
Small/Mid-Cap Growth	21,928	184,636
Total Return Portfolio	5,954,681	57,284,036
Utilities & Telecommunications Fund Class I	356,762	3,638,976
Value Opportunities Fund Class I	4,534,115	53,865,292
World Income Fund Class I	272,178	1,611,295

Other Registered Investment Companies:
AIM International Growth Fund	342,163	6,425,813
Alliance Berstein Small Cap Growth Fund Class A	80,247	1,389,078
American Growth Fund of America	5,889,736	120,386,206
Artisan Small Cap Fund	499,381	4,729,141
Columbia Mid Cap Value Z	882,120	7,453,916
Columbia Small cap Value Fund	2,011,467	17,781,371
Dodge & Cox Balanced Fund	1,186,129	60,800,981
Eaton Vance Coll Tr Tier III	1,214,848	8,151,627
Evergreen Mid Cap Growth Class I	2,233,938	8,086,857
GSIF U.S. Gov. Zero Coupon Bond 2009 Trust — Series 3	726,546	72,207,809
GSIF U.S. Gov. Zero Coupon Bond 2014 Trust — Series 3	77,290	7,017,977
Harbor Mid-Cap Growth Fund Inst. Class I	2,941,114	15,734,959
HW Mid-Cap Value Fund Class I	2,703,484	31,198,206
HW Large Cap Value Fund Class I	2,062,431	21,758,646
HW Small Cap Value Fund Class I	1,077,869	19,239,961
Ivy International Fund Class A	50,343	1,140,774
MFS Research Fund	321,626	5,512,674
Mainstay High Yield Corp Bond Fund	4,329,571	18,747,044
Munder Large Cap Growth Fund Class A	30,329	320,269

		(Continued)

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a) (b) (c)		(e)
Description of Investment, Including	Number of	Current
Maturity Date and Rate of Interest	Shares	Value
REGISTERED INVESTMENT COMPANIES (continued):

Pimco Total Return Portfolio Institutional	10,785,570	109,365,682
Templeton Institutional	4,566,371	67,673,622

Total Registered Investment Companies		2,582,372,510

CASH AND CASH EQUIVALENTS		13,240,319

SUBTOTAL		3,333,930,529

*PARTICIPANT LOANS (maturing 2009 to 2023 at interest rates of 3% to 10%)		100,891,287

TOTAL INVESTMENTS		$3,434,821,816

*	Party-in-interest as defined by ERISA
Cost information is not required for participant directed investments, and is therefore not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (the persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Merrill Lynch & Co., Inc.
401(k) Savings & Investment Plan
Date: June 26, 2009
By:/s/ Louis DiMaria
Chairman of the Administrative
Committee of the Merrill Lynch & Co., Inc.
401(k) Saving and Investment Plan
at December 31, 2008